FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:   July 2007

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  July 24, 2007

Attachment:

Information Circular

Notice

Proxy

Audited Financial Statements

Management Discussion & Analysis

Certificate of Mailing

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PACIFIC HARBOUR CAPITAL LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Pacific Harbour Capital Ltd., (the “Company”) will be held in the boardroom of the Company's offices located at Suite 1502, 543 Granville Street, Vancouver, British Columbia, Canada, on Monday, August 20th, 2007, at the hour of 10:30 o’clock in the forenoon (Vancouver time) for the following purposes:

1.

To receive the comparative financial statements of the Company and the auditors’ report thereon for the fiscal year ended March 31, 2007.

2.

To elect directors for the ensuing year.

3.

To appoint auditors and to authorize the directors to fix the remuneration of such auditors.

4.

To transact such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The board of directors have fixed the close of business on July 4th, 2007 as the record date for determination of Shareholders entitled to receive notice of the Meeting, or any adjournment or adjournments thereof, and the right to vote thereat.

Registered shareholders are entitled to vote at the Meeting in person or by proxy.  Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and date the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.  Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 11th day of July, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas Pressello”

THOMAS PRESSELLO

President

PACIFIC HARBOUR CAPITAL LTD.

INFORMATION CIRCULAR

(All information as at July 11th, 2007 unless otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of the 2007 Annual General Meeting of shareholders of Pacific Harbour Capital Ltd.  (the "Company") scheduled to be held on Monday, August 20th, 2007, and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PRERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this Meeting, the completed Proxy Form must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, toll free North America fax number:  1-866-249-7775; fax number International:  (416) 263-9524) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays), before the time for holding the Meeting.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer, or attorney of the corporation and delivered either to the registered office of the Company at Suite 2100 – 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the  Chairman of the meeting on the day of the meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

EXERCISE OF DISCRETION OF PROXIES

A shareholder’s instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder’s votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclose form of proxy confers discretionary authority upon the person named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders whose names appear on the records of the Company or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “Non-Registered” shareholders because the shares they own are not registered in their names.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either:

(a)

in the name of an Intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 (Communication with Beneficial Owners of Securities of Reporting Companies) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be sent a voting instruction form which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which describes the limits to voting to the number of shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when depositing the Proxy.  In this case, the Non-Registered Shareholder who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number: (416) 263-9524) or

(b)

be given a Proxy Authorization Form, which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its services company, will constitute voting instructions, which the Intermediary must follow.  The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Shareholder must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.   A Non-Registered Shareholder cannot use a proxy authorization form to vote shares directly at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares.  If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.

Non-Registered Shareholders cannot be recognized at the Meeting for purposes of voting their shares or by way of depositing a form of proxy.  If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding:

Authorized Share Capital:

100,000,000

Common Shares without par value

100,000,000

Preferred Shares without par value

Issued & Outstanding:

7,247,703

Fully paid and non-assessable Common

Shares without par value, each share carrying

the right to one vote

Nil

Preferred Shares without par value

On a poll, every shareholder will have one vote for each share of which he is the registered holder, and may exercise such vote at the meeting in person or by proxy holder.

Any shareholder of record at the close of business on July 4, 2007 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons or corporations, which beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

SHAREHOLDER NAME & ADDRESS	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARES

Marion Clemiss	1,582,120	21.83%
#503 – 100 Park Royal
West Vancouver, B.C.
V7T 1A2

ELECTION OF DIRECTORS

The three persons named below are the nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the British Columbia Business Corporations Act. It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s Proxy that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the following information with respect to each of management’s nominees for election as directors: the person’s name and country of residence; all positions and offices in the Company presently held by him; his present principal occupation or employment, the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the record date for the Meeting.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation	Date of Appointment as Director	Common Shares Owned or Controlled
THOMAS PRESSELLO(1) Vancouver, BC, Canada Chief Executive Officer, President and Director	Businessman; Chief Executive Officer, President and Director of the Company;	December 14, 2001	200,250
MICHAEL REYNOLDS(1) Vancouver, BC, Canada Director	Businessman; Investment Advisor with Canaccord Capital from 1986 to January 2005	July 26, 2005	708,000
DAVID RAFFA(1) Vancouver, BC, Canada Director	COO of Lions Liquidity Investment Fund I Limited Partnership, (formerly partner in Catalyst Corporate Finance Lawyers)	December 7, 2005	Nil

(1)

Current members of the Company’s Audit Committee.

The Company does not presently have an executive committee.

No proposed director

(a)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with credits, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

 EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i)

the CEO regardless of the amount of compensation of that individual,

(ii)

each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)

any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2007, the end of the most recently completed financial year for the Company, the Company had one Named Executive Officer, Thomas Pressello, President, Chief Executive Officer and director of the Company.

Named Executive Officers

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO C.E.O & PRESIDENT	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$24,000(4) $44,250(4) $78,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to 467422 B.C. Ltd and Equation Capital Consulting Ltd, private B.C. companies whose shares are held by the Pressello Trust.

Stock Appreciation Rights  (“SAR’s”) Granted

During the Most Recently Completed Financial  Year

Stock Appreciation Rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part on changes in the trading price of the Company's shares.  No SAR's were granted or exercised during the most recently completed financial year.

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year.

Options

The Company has a 2002 Fixed Stock Option Plan (the “Plan”) in place which received shareholder approval on September 19, 2002.  During the most recently completed financial year of the Company, no incentive stock options were granted under the Plan to the Named Executive Officers.

Aggregated Options/SAR Exercises During the Most Recently

Completed Financial year and Financial year End Options/SAR Values

No Named Executive Officers exercised their options in the most recently completed financial year.

Pension Plan

The Company has no pension plan or other arrangement for non-cash compensation, except the grant of incentive stock options.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no employment contract with the Named Executive Officers nor any compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive any money from the Company or its subsidiaries in the event of the resignation, retirement or any other termination of the Named Executive Officers’ employment with the Company and its subsidiaries, a change in control of the Company or any its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors during the most recently completed financial year.  The Company has no standard arrangement pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors or for committee participation, except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the most recently completed financial year, no new incentive stock options were granted to directors and insiders of the Company under the Company’s Incentive Stock Option Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out the number of the Company’s shares to be issued and remaining available for future issuance under the Company’s Incentive Stock Option Plan as the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	979,028	$0.24	429,027
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	979,028	$0.24	429,027

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of the foregoing persons, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed financial year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Amisano Hanson, Chartered Accountants, 604 -750 West Pender Street, Vancouver, B.C., V6C 2T7as the auditors of the Company to hold office until the next Annual General Meeting of shareholders at remuneration to be fixed by the directors.   Amisano Hanson, Chartered Accountants have been the Company’s auditors since March 16, 2000.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI-52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Company’s audit committee is comprised of three directors, namely Thomas Pressello, Michael Reynolds and David Raffa.  All audit committee members are “financially literate” as defined in MI 52-110 and only David Raffa, would be considered “independent”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

The audit committee is authorized by the board of directors to:

(a)

oversee the process of selecting and appointing the Company’s external auditor,

(b)

oversee the conduct of the audit, and

(c)

have primary responsibility between the Company and its external auditor

Responsibilities of the Audit Committee

The audit committee must:

(a)

take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company,

(b)

determine whether the audit fees by the auditor appear adequate in relation to the work required to support an audit opinion,

(c)

review with the external auditor both the acceptability and the quality of the Company’s accounting principles

(d)

review and discuss with management the annual audited financial statements, and

(e)

recommend to the Board of Directors whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

CORPORATE GOVERNANCE DISCLOSURE

Effective June 30, 2005, National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices and National Policy 58-201 (“NP 58-201”) Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada.

NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a director’s independent judgment.

The Company’s Board of Directors currently has three members and the Board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent member of the Board of Directors is David Raffa.

The non-independent members of the Board of Directors are Thomas Pressello and Michael Reynolds.

2.

Directorships

Mr. Raffa is a director of the following reporting issuers:  Voice Mobility International, Inc.

3.

Orientation and Continuing Education

The Company does not have formal orientation and training programs, however new directors are provided with access to all company documents at their request.

4.

Ethical Business Conduct

The Company does not have a written code of ethical business conduct for its directors, officers and employees.  Each director, officer and employee is expected to comply with relevant corporate and securities laws.

5.

Nomination of Directors

Any director may make recommendations to the board as to prospective nominees for the Board of Directors.  The Board would take into account the nominees previous experience and skills appropriate for the Company.

6.

Compensation

The Company has no standard arrangement pursuant to which the CEO and directors are compensated by the Company for services in their capacities as CEO and directors.

7.

Other Board Committees

The Board has no committees other than the Audit Committee.

8.

Assessments

The Board of Directors monitors but does not formally assess the performance of individual directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed on SEDAR at www.sedar.com.   Shareholders may contact the Company at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which can be accessed under the Company’s profile on SEDAR.

Dated at Vancouver, British Columbia this 11th day of July, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"Thomas Pressello"

Thomas Pressello

President & CEO

PACIFIC HARBOUR CAPITAL LTD

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on August 20, 2007

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Pacific Time, on August 16, 2007.

13JN07089.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Pacific Harbour Capital Ltd. (the "Company") hereby appoint(s): Thomas Pressello, a director of the Company, or failing this person, Michael Reynolds, a director of the Company.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Pacific Harbour Capital Ltd. to be held at #1502 – 543 Granville Street, Vancouver, B.C. on the 20th day of August, 2007 at 10:30 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Thomas Pressello	☐	☐
02. David Raffa	☐	☐
03. Michael Reynolds	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of Amisano Hanson as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 9 7 9 8 A R 6 P C F Q

PACIFIC HARBOUR CAPITAL LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2007 and 2006 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 8, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:604-689-0188
VANCOUVER CANADA	FACSIMILE:604-689-9773
V6C 2T7	E-MAIL:amishan@telus.net

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2007 and 2006

(Stated in Canadian Dollars)

ASSETS	2007	2006

Current
Cash and cash equivalents	$ 1,009,289	$ 430,349
Marketable securities – Note 6 (market value – $66,647; 2006: $292,083)	55,264	152,382
Prepaid expenses and deposits	20,794	16,119
Land held for resale – Note 3	-	317,605

	1,085,347	916,455
Equipment – Note 4	21,222	18,541
Investment	50,000	-

	$ 1,156,569	$ 934,996

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 60,384	$ 173,458

SHAREHOLDERS’ EQUITY

Share capital – Note 5	7,616,876	7,616,876
Contributed surplus	271,479	271,479
Deficit	(6,792,170)	(7,126,817)

	1,096,185	761,538

	$ 1,156,569	$ 934,996

Commitments – Note 5 and 7

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	Director	“Michael Reynolds”	Director
Thomas Pressello		Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Revenues
Investment income	$ 14,021	$ 4,222	$ 17,063
Gain on sale of land – Note 3	397,235	-	-
Gain on sale of marketable securities	103,806	217,416	20,551

	515,062	221,638	37,614
General and administrative expenses – Schedule I	266,248	357,884	420,124

Income (loss) before other items	248,814	(136,246)	(382,510)

Other items:
Foreign exchange gain (loss)	130	(119)	(63,117)
Gain on settlement of accounts payable	85,703	37,000	67,981
Legal settlement cost	-	-	(80,000)

	85,833	36,881	(75,136)

Net income (loss) for the year	$ 334,647	$ (99,365)	$ (457,646)

Basic and diluted earnings (loss) per share	$ 0.05	$ (0.01)	$ (0.06)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss) for the year	$ 334,647	$ (99,365)	$ (457,646)
Non-cash items
Amortization	5,927	7,674	9,006
Foreign exchange	-	-	(7,200)
Gain on sale of land	(397,235)	-	-
Gain on sale of marketable securities	(103,806)	(217,416)	(20,551)
Gain on settlement of accounts payable	(85,703)	(37,000)	(67,981)
Stock-based compensation	-	68,593	-
Changes in non-cash working capital balances:
Prepaid expenses and deposits	(4,675)	3,414	(2,449)
Accounts payable and accrued liabilities	(27,371)	4,624	(85,314)

	(278,216)	(269,476)	(632,135)

Investing Activities
Advances from a related company	-	-	18,928
Purchase of investment and marketable securities	(82,932)	(30,000)	(295,101)
Proceeds from sale of marketable securities	233,856	367,163	43,522
Proceeds from promissory note receivable and investment	-	4,999	1,075,336
Expenditure on land held for resale	(4,386)	(4,959)	(5,779)
Net proceeds from sale of land	719,226	-	-
Purchase of equipment	(8,608)	1,518	-

	857,156	338,721	836,906

Increase in cash during the year	578,940	69,245	204,771

Cash and cash equivalents, beginning of the year	430,349	361,104	156,333

Cash and cash equivalents, end of the year	$ 1,009,289	$ 430,349	$ 361,104

Cash and cash equivalents consist of:
Cash	$ 298,206	$ 257,518	$ 361,104
Money market investments	131,877	-	-
Term deposits	579,206	172,831	-

	$ 1,009,289	$ 430,349	$ 361,104

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, March 31, 2004	7,247,703	$ 7,616,876	$ 202,886	$ (6,569,806)	$ 1,249,956
Net loss for the year	-	-	-	(457,646)	(457,646)

Balance, March 31, 2005	7,247,703	7,616,876	202,886	(7,027,452)	792,310
Stock-based compensation	-	-	68,593	-	68,593
Net loss for the year	-	-	-	(99,365)	(99,365)

Balance, March 31, 2006	7,247,703	7,616,876	271,479	(7,126,817)	761,538
Net income for the year	-	-	-	334,647	334,647

Balance, March 31, 2007	7,247,703	$ 7,616,876	$ 271,479	$ (6,792,170)	$ 1,096,185

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.	Schedule I

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

	2007	2006	2005

Accounting and audit fees	$ 9,450	$ 21,050	$ 10,375
Administration recovery – Note 6	(48,741)	(45,933)	(57,500)
Amortization – equipment	5,927	7,674	9,006
Bank charges	564	590	577
Consulting and management fees – Note 6	24,000	44,250	102,071
Corporate administration fees	25,735	24,682	26,720
Filing and regulatory fees	21,301	10,953	7,105
Legal and professional fees – Note 6	8,956	13,040	138,687
Office and general	21,242	23,138	30,714
Rent and utilities	73,919	72,867	69,951
Shareholder information and investor relations	2,550	2,460	4,714
Stock-based compensation – Note 5	-	68,593	-
Transfer agent fees	6,471	5,467	2,748
Travel and promotion	15,939	12,076	11,789
Wages and benefits	98,935	96,977	63,167

	$ 266,248	$ 357,884	$ 420,124

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land and investments in private companies in the development stage.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 9.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All inter-company transactions and balances have been eliminated.

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

d)

Investment

Investments in which the Company does not exert significant influence are recorded at cost and are reviewed annually for impairment.  To the extent that the cost is determined to exceed estimated recoverable value, the investment is written down.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

e)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

f)

Equipment and Amortization

Equipment is recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

g)

Basic and Diluted Earnings (Loss) per Share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive.

h)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet.  Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.  Resulting exchange gains or losses are included in income when incurred.

i)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Marketable securities exceed their stated cost.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments including the long-term investments.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

j)

Income Taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

k)

Stock-based Compensation

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

l)

Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

m)

Revenue Recognition

The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the land. The Company records gains on the sale of marketable securities on the date the security is sold. Investment income is recorded in the year earned.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 4

Note 3

Land Held for Resale

As at March 31, 2005, the Company’s land held for resale consisted of one parcel of land located in Pemberton, British Columbia.  During the year ended March 31, 2007, the Company sold this parcel of land for net proceeds of $719,226 and recognized a gain on the sale of $397,235. Capitalized costs of this parcel of land since March 31, 2005 to the date of sale were as follows:

Capitalized costs, March 31, 2005	$ 312,646
Property taxes	4,959

Capitalized costs, March 31, 2006	317,605
Property taxes	4,386

Capitalized costs, at date of sale	321,991
Proceeds on sale	719,226

Gain on sale	$ 397,235

Note 4

Equipment

	March 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 38,146	$ 24,335	$ 13,812
Office furniture	20,635	13,224	7,410
Software	4,170	4,170	-

	$ 62,951	$ 41,729	$ 21,222

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 29,538	$ 20,261	$ 9,277
Office furniture	20,635	11,371	9,264
Software	4,170	4,170	-

	$ 54,343	$ 35,802	$ 18,541

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 5

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Commitments:

Stock-based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant.  The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

A summary of the stock options granted under the Company’s stock option plan is as follows:

	Year ended March 31,
	2007		2006
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of the year	979,028	$0.24	879,028	$0.39
Granted	-		502,014	$0.24
Expired/cancelled	-		(402,014)	$0.24

Outstanding, end of the year	979,028	$0.24	979,028	$0.24

Exercisable, end of the year	966,528	$0.24	954,028	$0.24

On March 31, 2007, there were 979,028 stock options outstanding under the Plan entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date

427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 7, 2010

979,028

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 6

Note 5

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

During the year ended March 31, 2007, a compensation charge of $Nil (2006: $68,593) associated with the granting of stock options under the Plan was recognized in the financial statements.  For purposes of the calculation, the following assumptions were used for the Black-Scholes model:

2006

Risk-free interest rate	3.83%
Expected dividend yield	0.0%
Expected stock price volatility	92.11%
Expected stock option life	3 years

Note 6

Related Party Transactions

For the years ended March 31, 2007, 2006 and 2005, the Company incurred charges with directors of the Company or companies with common directors as follows:

	2007	2006	2005

Administration recovery	$ (48,741)	$ (45,933)	$ (57,500)
Consulting and management fees	24,000	44,250	89,640
Legal and professional fees	241	2,077	3,012

	$ (24,500)	$ 394	$ 35,152

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in marketable securities as at March 31, 2007 is 25,000 common shares of a public company with a director in common with the Company at a cost of $16,523 and market value of $34,000 (March 31, 2006: 51,000 shares at a cost of $32,432 and a market value of $84,660).

Note 7

Commitments – Note 5

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 7

Note 7

Commitments – Note 5 – (cont’d)

Year ended March 31, 2008	$ 85,834
2009	85,834
2010	85,834
2011	85,834
2012	85,834

$ 429,170

Note 8

Corporation Income Tax Losses

Corporation income taxes vary from the amount that would be computed by applying the estimated income tax rates for the following reasons:

	2007	2006	2005

Income tax rate	34%	35%	36%
Net income (loss) before income taxes	$ 334,649	$ (99,365)	$ (457,646)

Income taxes (recovery) at statutory rates	$ 113,780	$ (34,778)	$ (164,752)
Non-deductible stock-based compensation	-	24,007	-
Amortization	2,015	2,686	3,242
Net changes in valuation allowance	(115,795)	8,085	161,510

Total income taxes	$ -	$ -	$ -

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax assets
Net tax losses carried forward	$ 1,998,523	$ 2,357,440
Less: valuation allowance	(1,998,523)	(2,357,440)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 8

Note 8

Corporation Income Tax Losses – (cont’d)

At March 31, 2007, the Company and its subsidiaries have accumulated non-capital losses totalling $5,857,336 which may be carried forward to reduce future years income for Canadian and United States of America income tax purposes.  These losses expire as follows:

2008	$ 580,633
2009	1,876,403
2010	1,052,798
2013	515,080
2014	936,148
2025	733,506
2026	162,768

$ 5,857,336

Note 9

Differences between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position, are summarized as follows:

a)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

b)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB No. 25 and SFAS No. 123, the compensation charge associated with non-employees’ options has been recorded in reconciling items for the years ended March 31, 2003 and earlier.  Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with SFAS No. 123 and to apply this change under the modified prospective method with no retroactive restatement of the prior year in accordance with the transitional provisions of SFAS No. 148.  The Company has adjusted the opening Contributed Surplus (Additional paid-in capital) to reflect the cumulative expense of employee stock options previously reported on a pro forma basis.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 9

Note 9

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

c)

Marketable securities

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities.  Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the year.

The impact of these material differences on the consolidated financial statements is as follows:

Consolidated Balance Sheets	Years ended March 31,
	2007	2006
Assets

Total assets per Canadian GAAP	$ 1,156,569	$ 934,996
Capitalized holding costs (a)	-	(15,653)
Trading securities increase (c)	11,383	139,701

Total assets per US GAAP	$ 1,167,952	$ 1,059,044

Liabilities

Total liabilities per Canadian and US GAAP	$ 60,384	$ 173,458

Shareholders’ Equity

Deficit, end of the year per Canadian GAAP	(6,792,170)	(7,126,817)
Capitalized holding costs (a)	-	(15,653)
Stock-based compensation (b)	(35,600)	(35,600)
Unrealized gain on trading securities (c)	11,383	139,701

Deficit, end of the year per US GAAP	(6,816,387)	(7,038,369)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-in capital)	271,479	271,479
Additional paid-in capital	35,600	35,600

Shareholders’ equity per US GAAP	1,107,568	885,586

Total liabilities and shareholders’ equity per US GAAP	$ 1,167,952	$ 1,059,044

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

March 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 10

Note 9

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

	Years ended March 31,
Consolidated Statements of Operations	2007	2006	2005

Net income (loss) for the year per Canadian GAAP	$ 334,647	$ (99,365)	$ (457,646)
Capitalized holding costs (a)	-	(4,959)	(5,780)
Unrealized gain (loss) on trading securities (c)	(128,318)	(102,749)	242,450
Prior years’ holding costs included in gain on sale of land held for resale	15,653	-	-

Net income (loss) for the year per US GAAP	$ 221,982	$ (207,073)	$ (220,976)

Basic income (loss) per share per US GAAP	$ 0.03	$ (0.03)	$ (0.03)

	Years ended March 31,
Consolidated Statements of Cash Flows	2007	2006	2005

Cash flows used in operating activities per Canadian GAAP	$ (278,216)	$ (269,476)	$ (632,135)
Capitalized holding costs (a)	(4,386)	(4,959)	(5,780)
Unrealized (gain) loss on trading securities (c)	128,318	102,749	(242,450)

Cash flows used in operating activities per US GAAP	(154,284)	(171,686)	(880,365)

Cash flow provided by investing activities per Canadian GAAP	857,156	338,721	836,906
Capitalized holding costs (a)	4,386	4,959	5,780
Unrealized gain (loss) on trading securities (c)	(128,318)	(102,749)	242,450

Cash flows provided by investing activities per US GAAP	733,224	240,931	1,085,136

Increase in cash per US GAAP	$ 578,940	$ 69,245	$ 204,771

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2007

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2007. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: July 13, 2007

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors.

During fiscal 2007, the Company realized net gains on disposal of marketable securities of $103,806. The Company also sold its remaining land investment and realized a gain on disposal of $397,235. As of March 31, 2007, the Company continued to hold marketable securities of $55,264 at cost with a fair market value of $66,647.

During the year, the Company settled a lawsuit and reported a gain on debt settlement. The Company also settled other debts and reported total gain on debt settlement of $85,703 for the year. For fiscal 2007, the Company reported a net income of $334,647 or $0.05 income per share and with accumulated deficit of $6,792,170 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of March 31, 2007, the Company had cash and cash equivalents of $1,009,289 and working capital of $1,024,963. The Company had no long-term debt.

1.3 Results of Operations For the Year Ended March 31, 2007 and March 31, 2006

Revenue

Total revenue for the year ended March 31, 2007 was $515,062 as compared to $221,638 for the year ended March 31, 2006. Revenue consisted of investment income, gain on sale of land and gain on sale of marketable securities. The increase in revenue in fiscal 2007 was primarily due to revenue generated from gain on sale of land of $397,235 (2006-$nil). Revenue recorded from sale of marketable securities for fiscal 2007 was $103,806 as compared to $217,416 for the year ended March 31, 2006. The decrease in revenue from sale of marketable securities was due to reduced activities in investing and trading of marketable securities in fiscal 2007.

General and Administrative Expenses

General and administrative expenses declined in the year from $357,884 in fiscal 2006 to $266,248 in fiscal 2007, a decline of $91,636 or 26%. The decrease was mainly attributable to reduction in stock-based compensation pursuant to the issuance of stock options for personnel and directors in fiscal 2006. As part of management cost cutting measure, the Company also reduced its management fees paid to management. The decrease was partially offset by increased filing and regulatory fees in connection with re-listing on the OTC Bulletin Board.

Other Items

The Company reported a gain on settlement of accounts payable of $85,703 for the year ended March 31, 2007 as compared to $37,000 for the same period in 2006.

Net Income

The Company reported a net income of $334,647 or $0.05 income per share for the year ended March 31, 2007 as compared to a net loss of $99,365 or $0.01 loss per share for the same period last year.

1.4 Transactions with Related Parties

In fiscal 2007, the Company paid $24,000 (2006: $44,250) in management fees to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $241 (2006: $2,077) in legal fees to a law firm whose partner is a director of the Company.

The Company received $48,741 (2006: $45,933) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	March 31, 2007		March 31, 2006		March 31, 2005
Total revenues		$515,062		$221,638		$37,614
Income (Loss) before discontinued operations and extraordinary items		$334,647		$(99,365)		$(457,646)
Income (Loss) per share before discontinued operations and extraordinary items		$0.05		$(0.01)		$(0.06)
Fully diluted loss per share before discontinued operations and extraordinary items		$0.05		$(0.01)		$(0.06)
Net Income (Loss)		$334,647		$(99,365)		$(457,646)
Income (Loss) per share		$0.05		$(0.01)		$(0.06)
Fully diluted Income (loss) per share		$0.05		$(0.01)		$(0.06)
Total assets		$1,156,569		$934,996		$998,144
Total long term debt		$0		$0		$0
Cash dividend	$	Nil	$	Nil	$	Nil

Fiscal 2006 compared to Fiscal 2005

For the fiscal year ended March 31, 2006, the Company earned revenue of $221,638 compared to $37,614 from fiscal 2005, an increase of $184,024. Revenue consisted of interest income and gain on sale of marketable securities. The increase in revenue was primarily due to gain realized from the sale of marketable securities in fiscal 2006.

Loss from continuing operations decreased in fiscal 2006 from $457,646 or $0.06 loss per share in fiscal 2005 to $99,365 or $0.01 loss per share in fiscal 2006. The decrease was due to the following reasons: 1) Management reduced $45,390 management fees paid to management in fiscal 2006. 2) Legal expense was substantially reduced from $138,687 in fiscal 2005 to $13,040 in fiscal 2006, as the 2005 legal expense was higher than usual due to increased legal costs associated with several lawsuits. 3) The Company did not incurred any legal settlement cost and foreign exchange loss in fiscal 2006 whereas in fiscal 2005, the Company paid $80,000 legal settlement cost and incurred $63,117 foreign exchange loss.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar 31, 2006	Q1 June 30, 2006	Q2 Sept 30, 2006	Q3 Dec 31, 2006	Q4 Mar. 31, 2007
Total Revenues	$802	$1,167	$1,098	$218,571	$101,956	$2,884	$6,589	$403,633

Income or loss before discontinued operations and extraordinary items:

Total	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)	$380,107
Per Share	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05

Net income or loss:

Total	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)	$(57,543)	$380,107
Per Share	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.01	$0.00	$(0.01)	$0.05

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611, a gain on settlement of accounts payable of $37,000 and administrative expenses of $59,112.

During the quarter ended March 31, 2007, the net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

1.7 Liquidity and Capital Resources

Working capital increased by $281,966 from $742,997 at March 31, 2006 to $1,024,963 as at March 31, 2007. The increase was attributable to proceeds from sale of land and from settlement of accounts payable.

For the year ended March 31, 2007, the Company had negative cash outflow of $278,216 from operating activities compared to $269,476 negative cash outflow from 2006 operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2007 and fiscal 2006.

In fiscal 2007, the Company invested $82,932 in marketable securities and investment and received proceeds of $233,856 from sale of marketable securities. In addition, the Company received $719,226 from the sale of land. Overall net proceeds from investing activities were $857,156.

The Company generated positive net cash inflow of $578,940 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

On March 31, 2007, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.11 Financial instruments and Risk Factors

As of March 31, 2007 the Company held $55,264 in marketable securities, which are valued at lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $50,000 investment, which are valued at cost. The investment is also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

1.13 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company’s Chief Executive Officer and Financial Controller are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. The Company’s Chief Executive Officer and Financial Controller have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as at March 31, 2007, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of March 31, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties between the recording of cash receipts and disbursements and the authorization and reconciliation of bank accounts. This weakness has the potential to result in material misstatements in the company’s financial statements.

Management has concluded and the board has agreed that, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time. To help mitigate the impact of this weakness and to ensure quality financial reporting, management will perform weekly review and reconciliation of financial assets in order to compensate for the above-mentioned weakness.

Despite the above-mentioned weakness, the CEO and Financial Controller concluded that disclosure controls and procedures are effective and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with Canadian GAAP. However, management does not expect that the Company’s disclosure controls and procedures and internal controls over financial reporting will prevent all errors and fraud. Management believes that any system of internal controls, no matter how well designed or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

1.14 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at March 31, 2007

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

July 24, 2007

To: Pacific Harbour Capital Ltd

Dear Sirs:

Subject: Pacific Harbour Capital Ltd

We confirm that the following material was sent by pre-paid mail on July 23, 2007 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting of Shareholders/Information Circular/Audited Consolidated Financial Statements for the Years Ended March 31, 2007, 2006, and 2005/Management Discussion and Analysis for the Year Ended March 31, 2007
- B Form of Proxy – Registered Shareholders
- C Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Yanne Yu"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4173)
Fax: 604.661.9401